FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 5, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Tim Coupland of Alberta Star Development Corp. joins board of MAX Resource Corp.

MAX Resource Corp. is pleased to announce that Tim Coupland has agreed to join its Board of Directors, effective immediately.

Mr. Coupland is currently the President and CEO of Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF), MAX’s joint venture partner on the Target 1 and MacInnis Lake uranium properties in the Northwest Territories.  Mr. Coupland holds a bachelor’s degree from Simon Fraser University and is an accomplished mineral landman and explorer, with over 20 years experience with both public and private companies working in the mineral exploration field in Canada.  Mr. Coupland was the lead negotiator who secured drill permits and the access and benefits agreement with the Sahtu Dene First Nations on their traditional territories in the Northwest Territories, where Alberta Star is currently focused in the development of the Eldorado and Contact Lake iron oxide, copper, gold and uranium projects.  Over the past ten years, Mr. Coupland has successfully developed long term business relationships with many Canadian First Nations & Metis Groups living in Canada’s Northwest Territories.

“We are very pleased to have Tim join the MAX team, as he provides additional technical and financial experience at the board level that will prove invaluable as we expand our portfolio of uranium, precious and base metal properties. ” said Stuart Rogers, the President of MAX.

To accommodate the appointment of Mr. Coupland, Gil Atzmon has agreed to step down from the Board to focus on his other business interests.  MAX would like to thank Mr. Atzmon for his contribution to the Company’s development and wishes him well in his future endeavors.

The Company has also agreed to grant incentive stock options to directors and consultants on 300,000 common shares at an exercise price of $0.35 per share for a period of two years.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in

Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date October 3, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director